UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 30, 2012.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: May 31, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 30, 2012

Exhibit 1

Elbit Systems Awarded a Follow-On Contract by the IMOD Valued at Approximately $30 Million to Integrate F-15 Training Capabilities into the Israel Air Force’s Mission Training Center

Integration of the F-15 into the Mission Training Center, established by Elbit Systems for the F-16 aircraft array, will enable the Israeli Air Force to train its entire fighter aircraft array

Haifa, Israel, May 30, 2012 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today that it was awarded a follow-on contract by the Israel Ministry of Defense (“IMOD”) Procurement Administration, valued at approximately $30 million, to integrate the F-15 array into the Mission Training Center ("MTC") Elbit Systems is establishing for the Israeli Air Force (“IAF”). The contract will be performed over fifteen years.

Elbit Systems was previously awarded a contract by the IMOD to establish the  F-16 training center for the IAF, through a PFI (Private Finance Initiative) program. The new follow-on contract for the integration of the F-15 array will enable the IAF fighter aircraft array to perform joint mission training in operational flights and formation, as well as to perform joint training with other armed forces.

The MTC marks a significant breakthrough in the operational training sector as it enables training in various mission scenarios, in varying war zones and in the relevant threat environment of each war zone, providing a new training capability which has not yet been available to the IAF.

Yoram Shmueli, Co-General Manager of Elbit Systems' Aerospace Division, noted: "The inclusion of the F-15 array in the MTC attests to the IMOD and the IAF's satisfaction with the significant progress achieved in the establishment of the center. The Mission Training System was developed based upon an understanding of the modern combat doctrines, operating multiple forces, therefore requiring joint-force training of the various forces. We are proud to have been selected by the IMOD and we trust that our extensive experience in the training field for air, land and sea, as well as our systemic understanding and vast experience in operating PFI projects, will provide the IMOD and the IDF with the ultimate solution for training fighter pilots."

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.